[letterhead of On The Go Healthcare Inc.]



December 13, 2004

VIA FACSIMILE TO (202) 942-9531 AND EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention:  Mr. Chris Edwards

Re:	On the Go Healthcare, Inc.
        File No. 333-120633

Dear Mr.  Edwards:

     Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, On the Go Healthcare, Inc. (the "Company"), hereby requests that the above-captioned Registration Statement on Form SB-2 (the "Registration Statement") be accelerated to Tuesday, December 14, 2004 at 3:00 pm. EST or as soon as practicable thereafter.

We acknowledge that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting our request is very much appreciated. Please call Amy Trombly at (617) 243-0850 if you have any questions or if we can otherwise be of assistance to you.


Very truly yours,



/s/ Stuart Turk
-----------------
Stuart Turk
President



cc:  Amy Trombly